FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... October......................................      , 2008
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.... October 27, 2008....	By....../s/...... Masashiro Kobayashi.................
(Signature)*
Masashiro Kobayashi
General Manager
Global Finance Management Center
Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2008

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2008
October 27, 2008
CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual				Projected
	Nine months	Nine months	Change(%)	Nine months	Year ending	Change(%)
	ended	ended		ended	December 31,
	September 30, 2008	September 30, 2007		September 30, 2008	2008
	(Unaudited)	(Unaudited)		(Unaudited)

Net sales	¥3,099,421	¥3,217,547	- 3.7	$29,802,125	¥4,250,000	- 5.2
Operating profit	460,249	563,097	- 18.3	4,425,471	580,000	- 23.3
Income before income taxes and minority interests	464,234	568,468	- 18.3	4,463,788	590,000	- 23.2
Net income	¥297,526	¥360,487	- 17.5	$2,860,827	¥375,000	- 23.2

Net income per share:
- Basic	¥236.02	¥276.67	- 14.7	$2.27	¥298.49	- 20.9
- Diluted	236.00	276.62	- 14.7	2.27	-	-

CONSOLIDATED RESULTS FOR THE THIRD QUARTER
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months	Three months	Change(%)	Three months
	ended	ended		ended
	September 30, 2008	September 30, 2007		September 30, 2008
	(Unaudited)	(Unaudited)		(Unaudited)

Net sales	¥985,989	¥1,050,823	- 6.2	$9,480,663
Operating profit	129,266	174,221	- 25.8	1,242,942
Income before income taxes and minority interests	124,989	162,327	- 23.0	1,201,817
Net income	¥83,041	¥105,304	- 21.1	$798,471

Net income per share:
- Basic	¥65.91	¥81.94	- 19.6	$0.63
- Diluted	65.91	81.93	- 19.6	0.63

	Actual
	As of	As of	Change(%)	As of
	September 30, 2008	December 31, 2007		September 30, 2008
	(Unaudited)			(Unaudited)

Total assets	¥4,291,774	¥4,512,625	- 4.9	$41,267,058

Stockholders’ equity	¥2,933,902	¥2,922,336	+ 0.4	$28,210,596

Notes:
1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2. U.S. dollar amounts are translated from yen at the rate of JPY104=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2008, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2008 Third Quarter in Review
Looking back at the global economy in the third quarter of 2008, in the United States, the financial crisis arising from the subprime mortgage debacle worsened following the failures of several securities firms amid stagnant housing investment along with slack consumer spending triggered by such factors as rising unemployment. In Europe, the economic slowdown was felt more intensely as financial uncertainty and rising prices led to sluggish consumer spending while export growth also lost momentum. Within Asia, despite the continued high growth rate of the Chinese economy, the negative effects of the American and European economies have triggered an evident slowdown in the region. In Japan, uncertainty over the future and anxiety stemming from poor corporate earnings have led to a drop in capital investments and consumer spending while exports, which had been sustaining the economy, were hit by the decelerating global economy and the sharp appreciation of the yen.
As for the markets in which Canon operates, within the office imaging products market, while demand for network digital multifunction devices (MFDs) continued to shift towards color models and products offering advanced functionality, market conditions weakened due to the impact of the deteriorating economy, mainly as a result of a drop-off in corporate-business demand. Within the market for printers and other computer peripherals, demand for laser beam printers was sluggish amid the economic slowdown. With regard to inkjet printers, the overall scale of the market remained relatively unchanged from the same period of the previous year as sales growth in emerging markets supplemented the reduced demand in major countries while demand in emerging markets continued to shift from single-function to multifunctional models. In the digital camera market, demand for digital single-lens-reflex (SLR) cameras maintained robust growth in each region. Compact digital cameras continued to enjoy healthy growth in emerging markets but, in other major regions, sales slowed considerably and market sentiment regarding excessive inventory led to further price declines. As for the optical equipment segment, while demand for steppers, utilized in the production of semiconductors, remained low due to restrained facility investment by device manufacturers, the market for aligners, used to produce liquid crystal display (LCD) panels, picked up momentum thanks to a recovery in facility investments by LCD panel manufacturers.
The average value of the yen for the quarter was ¥107.61 to the U.S. dollar, a year-on-year appreciation of about 9%, and ¥161.29 to the euro, remaining relatively unchanged from the year-ago period.
Amid these conditions, while sales volume increased for digital SLR cameras, the sharp appreciation of the yen against the U.S. dollar, coupled with flagging demand and falling prices due to the economic downturn, resulted in consolidated net sales of ¥986.0 billion (U.S.$9,481 million), a decrease of 6.2% from the year-ago period. Despite the continued launch of new products and cost-reduction activities, the gross profit ratio slipped 2.1 points from the year-ago period to 48.2% in the face of the rapid appreciation of the yen, escalating material prices, and declining market prices. As a result, third-quarter gross profit declined by 10.1% year on year to ¥475.2 billion (U.S.$4,569 million). Operating expenses in the third quarter decreased by 2.3% compared with the year-ago period owing to group-wide expense-reduction efforts. Consequently, third-quarter operating profit totaled ¥129.3 billion (U.S.$1,243 million), a year-on-year decrease of 25.8%. Other income (deductions) increased by ¥7.6 billion (U.S.$73 million) year on year due to an improvement in currency exchange losses despite decreased interest income. As a result, income before income taxes and minority interests totaled ¥125.0 billion (U.S.$1,202 million), a year-on-year decline of 23.0%, while third-quarter net income also recorded a decline of 21.1% to ¥83.0 billion (U.S.$798 million).
Basic net income per share for the quarter was ¥65.91 (U.S.$0.63), a year-on-year decline of ¥16.03 (U.S.$0.15).

Results by Product Segment
Looking at third-quarter consolidated results by business sector, within the business machines segment, the appreciation of the yen along with restrained investment in office equipment due to concern over business performance led to flagging demand for office imaging products in major regions, resulting in a decline in sales of 11.7%. As for computer peripherals, while sales volume of laser beam printers remained at a level comparable to the year-ago period, sales volume of consumables steadily expanded, contributing to a year-on-year sales increase of 2.5% overall amid the impact of the yen’s appreciation. Within the inkjet printer segment, home-use multifunction models and business-use MFDs equipped with faxing capabilities recorded increases in both unit sales as well as sales of related consumables, achieving a slight increase in sales on a local-currency basis, but a decline of 2.2% due to the appreciation of the yen. Accordingly, sales of computer peripherals overall grew 1.3% from the year-ago period. Third-quarter sales of business information products decreased by 14.8% year on year mainly due to a decline in sales of personal computers in the Japanese market. Collectively, sales of business machines overall for the quarter totaled ¥651.0 billion (U.S.$6,260 million), a decline of 5.1% from the year-ago period. Operating profit for the segment totaled ¥134.0 billion (U.S.$1,289 million), a year-on-year decline of 12.0%, as sales decreased and the gross profit ratio dipped mainly due to the effects of the rising value of the yen.
As for the digital camera segment, digital SLR models such as the high-resolution competitively priced EOS Rebel XSi (EOS 450D) and the advanced-amateur-model EOS 40D achieved healthy sales growth. With regard to compact digital cameras, although the company launched 9 new models—2 new stylish ELPH (IXUS)-series models and 7 new PowerShot-series models catering to a range of photographic demands—the impact of declining market conditions resulted in sales volume for compact digital cameras remaining relatively unchanged. As a result, total sales volume for digital cameras rose by approximately 4% year on year, but the appreciation of the yen against the U.S. dollar, along with fierce price competition in the market, led to a sales decrease of 6.8% from the year-ago period to ¥249.8 billion (U.S.$2,402 million). Operating profit for the camera segment decreased by 41.3% year on year to ¥45.1 billion (U.S.$434 million) due to such factors as the drop in sales and the deterioration of gross profit ratio resulting from declining market prices and the rising value of the yen.
In the optical and other products segment, while sales of aligners, used to produce LCD panels, gained momentum owing to the recovery of demand by LCD panel manufacturers, sales of steppers, used in the production of semiconductors, continued to lag as market conditions deteriorated. As a result, sales for the segment totaled ¥85.2 billion (U.S.$819 million), a year-on-year decrease of 12.2%, while operating profit for the segment increased by 47.0% year on year to ¥3.5 billion (U.S.$33 million).
Cash Flow
In the nine months ended September 30, 2008, Canon generated cash flow from operating activities of ¥435.4 billion (U.S.$4,187 million), a decrease of ¥127.2 billion (U.S.$1,223 million), reflecting the decrease in net income and increase in inventory. Cash flow from investing activities totaled ¥385.6 billion (U.S.$3,708 million), an increase of ¥44.7 billion (U.S.$429 million) year on year due to such factors as active facility investment to reinforce production capabilities and the acquisition of shares of Hitachi Displays, Ltd. towards the launch of Canon’s display business. As a result, free cash flow totaled ¥49.8 billion (U.S.$479 million), falling by ¥171.9 billion (U.S.$1,652 million) from the year-ago period.
Cash flow from financing activities recorded an outlay of ¥192.0 billion (U.S.$1,846 million), mainly resulting from the dividend payout of ¥145.0 billion (U.S.$1,394 million) and the purchase of treasury stocks. As a result, cash and cash equivalents, including the foreign currency translation adjustments of ¥65.0 billion (U.S.$625 million) impacted by the appreciation of the yen, totaled ¥737.3 billion (U.S.$7,090 million), decreasing by ¥207.1 billion (U.S.$1,992 million) from the previous year.

Outlook
With regard to the outlook for the global economy in the fourth quarter, as business conditions worldwide continue to deteriorate, there is an increased concern over the impact to the real economy, a situation brought about as a result of the worldwide plunge in stock prices triggered by the financial turbulence in the wake of failing financial institutions in the United States. Additionally, drastic fluctuations in currency exchange rates between major currencies have led to a heightened sense of uncertainty over the future. Amid this environment, while some degree of growth in such emerging markets as Asia and Russia is expected to continue, fourth-quarter business performance in developed countries is expected to be lackluster, and considerable time will be required to remove the sense of financial insecurity and realize an economic recovery.
As for the markets in which Canon operates, while the market for digital SLR cameras is projected to realize healthy expansion, the compact digital camera market is expected to record modest growth amid further intensifying price competition. Demand for network digital MFDs and laser beam printers will remain at a low level overall. While the market for aligners, used to produce LCD panels, is expected to continue recovering, owing to large-scale facility investments by LCD panel manufacturers, the market for steppers, utilized in the production of semiconductors, will likely remain stagnant.
With regard to currency exchange rates for the fourth quarter, on which Canon’s performance outlook for the full year is based, despite uncertainty over future interest rate policies and economic prospects for major countries, along with the recent sharp fluctuations, Canon anticipates exchange rates for the quarter of ¥100 to the U.S. dollar and ¥135 to the euro, representing a year-on-year appreciation of approximately 13% against the U.S. dollar, and about 21% against the euro. Upon taking into consideration third-quarter business results along with current market conditions and the expected business climate based on these foreign exchange rate assumptions, Canon now anticipates consolidated net sales of ¥4,250.0 billion (U.S.$40,865 million), operating profit of ¥580.0 billion (U.S.$5,577 million), income before income taxes and minority interests of ¥590.0 billion (U.S.$5,673 million) and net income of ¥375.0 billion (U.S.$3,606 million), a downward revision for each item from the previous announcement.
Consolidated Outlook

Fiscal year		Millions of yen
	Year ending		Change	Year ended	Change (%)
	December 31, 2008			December 31, 2007
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	¥4,590,000	¥4,250,000	¥(340,000)	¥4,481,346	- 5.2%
Operating profit	770,000	580,000	(190,000)	756,673	- 23.3%
Income before income taxes and minority interests	785,000	590,000	(195,000)	768,388	- 23.2%
Net income	¥500,000	¥375,000	¥(125,000)	¥488,332	- 23.2%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
II. Financial Statements
1. CONSOLIDATED STATEMENTS OF INCOME

Results for the third quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2008	September 30, 2007			September 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥985,989	¥1,050,823	-	6.2	$9,480,663
Cost of sales	510,833	522,471			4,911,855

Gross profit	475,156	528,352	-	10.1	4,568,808
Operating expenses:
Selling, general and administrative expenses	259,219	264,117			2,492,491
Research and development expenses	86,671	90,014			833,375

	345,890	354,131			3,325,866

Operating profit	129,266	174,221	-	25.8	1,242,942
Other income (deductions):
Interest and dividend income	4,627	8,133			44,490
Interest expense	(10)	(350)			(96)
Other, net	(8,894)	(19,677)			(85,519)

	(4,277)	(11,894)			(41,125)

Income before income taxes and minority interests	124,989	162,327	-	23.0	1,201,817
Income taxes	39,634	53,578			381,096

Income before minority interests	85,355	108,749			820,721
Minority interests	2,314	3,445			22,250

Net income	¥83,041	¥105,304	-	21.1	$798,471

Note: Comprehensive income for the three months ended September 30, 2008 and 2007 was JPY15,063 million (U.S.$144,837 thousand) and JPY60,662 million, respectively.

Results for the nine months	Millions of yen				Thousands of
					U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended	Change(%)		ended
	September 30, 2008	September 30, 2007			September 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥3,099,421	¥3,217,547	-	3.7	$29,802,125
Cost of sales	1,582,810	1,581,641			15,219,327

Gross profit	1,516,611	1,635,906	-	7.3	14,582,798
Operating expenses:
Selling, general and administrative expenses	794,228	812,528			7,636,808
Research and development expenses	262,134	260,281			2,520,519

	1,056,362	1,072,809			10,157,327

Operating profit	460,249	563,097	-	18.3	4,425,471
Other income (deductions):
Interest and dividend income	15,593	25,500			149,933
Interest expense	(673)	(1,145)			(6,471)
Other, net	(10,935)	(18,984)			(105,145)

	3,985	5,371			38,317

Income before income taxes and minority interests	464,234	568,468	-	18.3	4,463,788
Income taxes	156,972	196,414			1,509,346

Income before minority interests	307,262	372,054			2,954,442
Minority interests	9,736	11,567			93,615

Net income	¥297,526	¥360,487	-	17.5	$2,860,827

Note: Comprehensive income for the nine months ended September 30, 2008 and 2007 was JPY176,434 million (U.S.$1,696,481 thousand) and JPY417,296 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES

	Millions of yen				Thousands of
Results for the third quarter					U.S. dollars
	Three months	Three months			Three months
Sales by product	ended	ended	Change(%)		ended
	September 30, 2008	September 30, 2007			September 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥269,816	¥305,715	-	11.7	$2,594,385
Computer peripherals	360,649	355,962	+	1.3	3,467,779
Business information products	20,537	24,103	-	14.8	197,471

	651,002	685,780	-	5.1	6,259,635
Cameras	249,774	267,987	-	6.8	2,401,673
Optical and other products	85,213	97,056	-	12.2	819,355

Total	¥985,989	¥1,050,823	-	6.2	$9,480,663

	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
Sales by region	ended	ended	Change(%)		ended
	September 30, 2008	September 30, 2007			September 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥196,971	¥218,665	-	9.9	$1,893,952
Overseas:
Americas	286,120	313,805	-	8.8	2,751,154
Europe	316,655	338,918	-	6.6	3,044,760
Other areas	186,243	179,435	+	3.8	1,790,797

	789,018	832,158	-	5.2	7,586,711

Total	¥985,989	¥1,050,823	-	6.2	$9,480,663

	Millions of yen				Thousands of
Results for the nine months					U.S. dollars
	Nine months	Nine months			Nine months
Sales by product	ended	ended	Change(%)		ended
	September 30, 2008	September 30, 2007			September 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥868,915	¥938,143	-	7.4	$8,354,952
Computer peripherals	1,103,810	1,116,649	-	1.1	10,613,558
Business information products	67,271	77,575	-	13.3	646,836

	2,039,996	2,132,367	-	4.3	19,615,346
Cameras	779,185	787,561	-	1.1	7,492,163
Optical and other products	280,240	297,619	-	5.8	2,694,616

Total	¥3,099,421	¥3,217,547	-	3.7	$29,802,125

	Millions of yen				Thousands of
					U.S. dollars
	Nine months	Nine months			Nine months
Sales by region	ended	ended	Change(%)		ended
	September 30, 2008	September 30, 2007			September 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥643,570	¥676,967	-	4.9	$6,188,173
Overseas:
Americas	871,569	955,754	-	8.8	8,380,471
Europe	1,033,279	1,061,297	-	2.6	9,935,375
Other areas	551,003	523,529	+	5.2	5,298,106

	2,455,851	2,540,580	-	3.3	23,613,952

Total	¥3,099,421	¥3,217,547	-	3.7	$29,802,125

Notes: 1.	The primary products included in each of the product segments are as follows:
Business machines:

Office imaging products :	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines

Computer peripherals :	Laser beam printers / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners

Business information products :	Computer information systems / Document scanners / Personal information products

Cameras :	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders

Optical and other products :	Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Large format printers / Components
2.	The principal countries and regions included in each regional category are as follows:

Americas:	United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /

Other Areas:	Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT

Results for the third quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months	Change(%)		Three months
	ended	ended			ended
	September 30, 2008	September 30, 2007			September 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥651,002	¥685,780	-	5.1	$6,259,635
Intersegment	-	-		-	-

Total	651,002	685,780	-	5.1	6,259,635

Operating cost and expenses	516,982	533,409	-	3.1	4,970,981

Operating profit	¥134,020	¥152,371	-	12.0	$1,288,654

Cameras
Net sales:
Unaffiliated customers	¥249,774	¥267,987	-	6.8	$2,401,673
Intersegment	-	-		-	-

Total	249,774	267,987	-	6.8	2,401,673

Operating cost and expenses	204,686	191,131	+	7.1	1,968,135

Operating profit	¥45,088	¥76,856	-	41.3	$433,538

Optical and other products
Net sales:
Unaffiliated customers	¥85,213	¥97,056	-	12.2	$819,355
Intersegment	61,447	65,361	-	6.0	590,837

Total	146,660	162,417	-	9.7	1,410,192

Operating cost and expenses	143,206	160,067	-	10.5	1,376,980

Operating profit	¥3,454	¥2,350	+	47.0	$33,212

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(61,447)	(65,361)		-	(590,837)

Total	(61,447)	(65,361)		-	(590,837)

Operating cost and expenses	(8,151)	(8,005)		-	(78,375)

Operating profit	¥(53,296)	¥(57,356)		-	$(512,462)

Consolidated
Net sales:
Unaffiliated customers	¥985,989	¥1,050,823	-	6.2	$9,480,663
Intersegment	-	-		-	-

Total	985,989	1,050,823	-	6.2	9,480,663

Operating cost and expenses	856,723	876,602	-	2.3	8,237,721

Operating profit	¥129,266	¥174,221	-	25.8	$1,242,942

Note:	General corporate expenses of JPY52,608 million (U.S.$505,846 thousand) and JPY57,368 million in the three months ended September 30, 2008 and 2007, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

Results for the nine months	Millions of yen				Thousands of
					U.S. dollars
	Nine months	Nine months	Change(%)		Nine months
	ended	ended			ended
	September 30, 2008	September 30, 2007			September 30, 2008
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥2,039,996	¥2,132,367	-	4.3	$19,615,346
Intersegment	-	-		-	-

Total	2,039,996	2,132,367	-	4.3	19,615,346

Operating cost and expenses	1,602,938	1,644,525	-	2.5	15,412,865

Operating profit	¥437,058	¥487,842	-	10.4	$4,202,481

Cameras
Net sales:
Unaffiliated customers	¥779,185	¥787,561	-	1.1	$7,492,163
Intersegment	-	-		-	-

Total	779,185	787,561	-	1.1	7,492,163

Operating cost and expenses	621,512	573,402	+	8.4	5,976,076

Operating profit	¥157,673	¥214,159	-	26.4	$1,516,087

Optical and other products
Net sales:
Unaffiliated customers	¥280,240	¥297,619	-	5.8	$2,694,616
Intersegment	183,364	173,278	+	5.8	1,763,115

Total	463,972	470,897	-	1.5	4,457,731

Operating cost and expenses	454,633	447,162	+	1.7	4,371,471

Operating profit	¥8,971	¥23,735	-	62.2	$86,260

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(183,364)	(173,278)		-	(1,763,115)

Total	(183,364)	(173,278)		-	(1,763,115)

Operating cost and expenses	(39,911)	(10,639)		-	(383,758)

Operating profit	¥(143,453)	¥(162,639)		-	$(1,379,357)

Consolidated
Net sales:
Unaffiliated customers	¥3,099,421	¥3,217,547	-	3.7	$29,802,125
Intersegment	-	-		-	-

Total	3,099,421	3,217,547	-	3.7	29,802,125

Operating cost and expenses	2,639,172	2,654,450	-	0.6	25,376,654

Operating profit	¥460,249	¥563,097	-	18.3	$4,425,471

Note:	General corporate expenses of JPY142,445 million (U.S.$1,369,663 thousand) and JPY162,661 million in the nine months ended September 30, 2008 and 2007, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of	Change	As of
	September 30, 2008	December 31, 2007		September 30, 2008
	(Unaudited)			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥737,319	¥944,463	¥(207,144)	$7,089,606
Short-term investments	5,726	20,499	(14,773)	55,058
Trade receivables, net	608,429	794,240	(185,811)	5,850,279
Inventories	664,078	563,474	100,604	6,385,365
Prepaid expenses and other current assets	306,759	286,111	20,648	2,949,605

Total current assets	2,322,311	2,608,787	(286,476)	22,329,913

Noncurrent receivables	15,516	15,239	277	149,193
Investments	119,299	90,086	29,213	1,147,106
Property, plant and equipment, net	1,395,916	1,364,702	31,214	13,422,269
Other assets	438,732	433,811	4,921	4,218,577

Total assets	¥4,291,774	¥4,512,625	¥(220,851)	$41,267,058

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥5,748	¥18,317	¥(12,569)	$55,269
Trade payables	507,421	514,226	(6,805)	4,879,048
Accrued income taxes	59,928	150,726	(90,798)	576,231
Accrued expenses	311,125	357,525	(46,400)	2,991,587
Other current liabilities	169,410	215,911	(46,501)	1,628,942

Total current liabilities	1,053,632	1,256,705	(203,073)	10,131,077
Long-term debt, excluding current installments	9,581	8,680	901	92,125
Accrued pension and severance cost	41,383	44,710	(3,327)	397,913
Other noncurrent liabilities	48,432	57,324	(8,892)	465,693

Total liabilities	1,153,028	1,367,419	(214,391)	11,086,808

Minority interests	204,844	222,870	(18,026)	1,969,654

Stockholders’ equity:
Common stock	174,736	174,698	38	1,680,154
Additional paid-in capital	403,002	402,991	11	3,875,019
Legal reserve	53,493	46,017	7,476	514,356
Retained earnings	2,865,172	2,720,146	145,026	27,549,731
Accumulated other comprehensive income (loss)	(86,422)	34,670	(121,092)	(830,981)
Treasury stock, at cost	(476,079)	(456,186)	(19,893)	(4,577,683)

Total stockholders’ equity	2,933,902	2,922,336	11,566	28,210,596

Total liabilities and stockholders’ equity	¥4,291,774	¥4,512,625	¥(220,851)	$41,267,058

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	September 30, 2008	December 31, 2007		September 30, 2008
Notes:	(Unaudited)			(Unaudited)

1.Allowance for doubtful receivables	¥10,624	¥14,547		$102,154
2.Accumulated depreciation	1,722,705	1,594,374		16,564,471
3.Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(95,786)	22,796		(921,019)
Net unrealized gains and losses on securities	331	6,287		3,183
Net gains and losses on derivative instruments	4,793	(849)		46,087
Pension liability adjustments	4,240	6,436		40,768

4.Time deposits and Marketable securities, which had been previously disclosed separately in the consolidated balance sheets, have been reclassified to Short-term investments to conform to the current year presentation.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Millions of yen

	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2007	¥174,698	¥402,991	¥46,017	¥2,720,146	¥34,670	¥(456,186)	¥2,922,336

Conversion of convertible debt and other	38	20					58
Cash dividends				(145,024)			(145,024)
Transfers to legal reserve			7,476	(7,476)			-

Comprehensive income:
Net income				297,526			297,526
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(118,582)		(118,582)
Net unrealized gains and losses on securities					(5,956)		(5,956)
Net gains and losses on derivative instruments					5,642		5,642
Pension liability adjustments					(2,196)		(2,196)

Total comprehensive income							176,434

Repurchase of treasury stock, net		(9)				(19,893)	(19,902)

Balance at September 30, 2008 (Unaudited)	¥174,736	¥403,002	¥53,493	¥2,865,172	¥(86,422)	¥(476,079)	¥2,933,902

Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

Cumulative effect of a change in accounting principle - adoption of EITF 06-2, net of tax				(2,204)			(2,204)
Conversion of convertible debt and other	95	(306)					(211)
Cash dividends				(131,612)			(131,612)
Transfers to legal reserve			2,223	(2,223)			-

Comprehensive income:
Net income				360,487			360,487
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					2,188		2,188
Net unrealized gains and losses on securities					(569)		(569)
Net gains and losses on derivative instruments					4,426		4,426
Pension liability adjustments					50,764		50,764

Total comprehensive income							417,296

Repurchase of treasury stock, net		4				(450,283)	(450,279)

Balance at September 30, 2007 (Unaudited)	¥174,698	¥403,208	¥45,823	¥2,592,495	¥59,527	¥(456,155)	¥2,819,596

Thousands of U.S. dollars

Balance at December 31, 2007	$1,679,789	$3,874,913	$442,471	$26,155,251	$333,365	$(4,386,404)	$28,099,385

Conversion of convertible debt and other	365	192					557
Cash dividends				(1,394,462)			(1,394,462)
Transfers to legal reserve			71,885	(71,885)			-

Comprehensive income:
Net income				2,860,827			2,860,827
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(1,140,212)		(1,140,212)
Net unrealized gains and losses on securities					(57,269)		(57,269)
Net gains and losses on derivative instruments					54,250		54,250
Pension liability adjustments					(21,115)		(21,115)

Total comprehensive income							1,696,481

Repurchase of treasury stock, net		(86)				(191,279)	(191,365)

Balance at September 30, 2008 (Unaudited)	$1,680,154	$3,875,019	$514,356	$27,549,731	$(830,981)	$(4,577,683)	$28,210,596

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. CONSOLIDATED STATEMENTS OF CASH FLOWS

Results for the nine months	Millions of yen		Thousands of
			U.S. dollars
	Nine months	Nine months	Nine months
	ended	ended	ended
	September 30, 2008	September 30, 2007	September 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	¥297,526	¥360,487	$2,860,827
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	252,911	235,446	2,431,837
Loss on disposal of property, plant and equipment	4,699	5,599	45,183
Deferred income taxes	(1,908)	(16,642)	(18,346)
Decrease in trade receivables	133,864	95,021	1,287,154
Increase in inventories	(122,385)	(71,692)	(1,176,779)
Increase in trade payables	27,491	12,345	264,337
Decrease in accrued income taxes	(89,298)	(42,499)	(858,635)
Increase (decrease) in accrued expenses	(23,499)	10,224	(225,952)
Decrease in accrued (prepaid) pension and severance cost	(7,059)	(9,049)	(67,875)
Other, net	(36,907)	(16,611)	(354,876)

Net cash provided by operating activities	435,435	562,629	4,186,875

Cash flows from investing activities:
Purchases of fixed assets	(342,830)	(363,509)	(3,296,442)
Proceeds from sale of fixed assets	4,556	4,960	43,808
Purchases of available-for-sale securities	(7,206)	(2,256)	(69,288)
Proceeds from sale of available-for-sale securities	4,062	6,831	39,058
Proceeds from maturity of held-to-maturity securities	10,000	10,000	96,154
Decrease in time deposits	4,929	16,362	47,394
Acquisitions of subsidiaries, net of cash acquired	(4,397)	(12,520)	(42,279)
Purchases of other investments	(45,276)	(2,293)	(435,346)
Other, net	(9,461)	1,465	(90,972)

Net cash used in investing activities	(385,623)	(340,960)	(3,707,913)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	6,510	1,851	62,596
Repayments of long-term debt	(14,875)	(12,620)	(143,029)
Decrease in short-term loans	(2,630)	(473)	(25,288)
Dividends paid	(145,024)	(131,612)	(1,394,462)
Repurchases of treasury stock, net	(19,902)	(450,279)	(191,365)
Other, net	(16,052)	(9,532)	(154,346)

Net cash used in financing activities	(191,973)	(602,665)	(1,845,894)

Effect of exchange rate changes on cash and cash equivalents	(64,983)	(8,323)	(624,837)

Net decrease in cash and cash equivalents	(207,144)	(389,319)	(1,991,769)

Cash and cash equivalents at beginning of period	944,463	1,155,626	9,081,375

Cash and cash equivalents at end of period	¥737,319	¥766,307	$7,089,606

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1)	GROUP POSITION
1.	Number of Group Companies

	September 30, 2008	December 31, 2007	Change
Subsidiaries	238	239	(1)
Affiliates	18	15	3
Total	256	254	2

2.	Change in Group of Entities Subsidiaries

Addition:	13 Companies
Removal:	14 Companies
Affiliates (Carried at Equity Basis)

Addition:	3 Companies
3.	Subsidiaries listed on domestic stock exchange

  Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.
  Tokyo Stock Exchange (2nd section): Canon Software Inc.
  Osaka Stock Exchange (2nd section): Canon Machinery Inc.
  JASDAQ: Tokki Corporation
Osaka Stock Exchange (Hercules): e-System Corporation
(2)	SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosure about Segments of an Enterprise and Related Information.”
8. OTHER
We have engaged Ernst & Young ShinNihon LLC to perform a review of the consolidated balance sheets as of September 30, 2008, the consolidated statements of income for the three and nine month periods ended September 30, 2008, and the consolidated statements of stockholders’ equity and cash flows for the nine month period ended September 30, 2008. This review engagement was performed in accordance with certain provisions of Statement of Auditing Standards No.100, “Interim Financial Information” (“SAS 100”), established by the American Institute of Certified Public Accountants. Additionally the consolidated interim financial information does not include certain disclosures, such as notes to financial statements, that are required under U.S. generally accepted accounting principles and by the United States Securities and Exchange Commission.

Canon Inc.
October 27, 2008
CONSOLIDATED FINANCIAL RESULTS FOR
THE THIRD QUARTER ENDED SEPTEMBER 30, 2008
SUPPLEMENTARY REPORT
TABLE OF CONTENTS

PAGE
1.	SALES BY REGION AND PRODUCT	S 1
2.	SEGMENT INFORMATION BY PRODUCT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	SALES COMPOSITION BY PRODUCT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

1. SALES BY REGION AND PRODUCT	Canon Inc. (Millions of yen)

	2008			2007			Change year over year
	3rd quarter	2nd half (P)	Year	3rd quarter	2nd half	Year	3rd quarter	2nd half	Year
			(P)

Japan
Business machines	138,398	-	-	147,288	333,815	636,534	-6.0%	-	-

Office imaging products	87,598	-	-	95,542	201,046	384,546	-8.3%	-	-
Computer peripherals	38,929	-	-	37,036	100,205	186,214	+5.1%	-	-
Business information products	11,871	-	-	14,710	32,564	65,774	-19.3%	-	-

Cameras	33,055	-	-	36,766	77,005	149,892	-10.1%	-	-

Optical and other products	25,518	-	-	34,611	78,465	161,161	-26.3%	-	-

Total	196,971	452,701	899,300	218,665	489,285	947,587	-9.9%	-7.5%	-5.1%

Overseas
Business machines	512,604	-	-	538,492	1,155,140	2,299,008	-4.8%	-	-

Office imaging products	182,218	-	-	210,173	457,314	906,242	-13.3%	-	-
Computer peripherals	321,720	-	-	318,926	676,619	1,351,297	+0.9%	-	-
Business information products	8,666	-	-	9,393	21,207	41,469	-7.7%	-	-

Cameras	216,719	-	-	231,221	556,084	1,002,771	-6.3%	-	-

Optical and other products	59,695	-	-	62,445	114,113	231,980	-4.4%	-	-

Total	789,018	1,683,867	3,350,700	832,158	1,825,337	3,533,759	-5.2%	-7.8%	-5.2%

Americas
Business machines	196,036	-	-	214,744	440,807	888,189	-8.7%	-	-

Office imaging products	72,804	-	-	89,450	186,185	373,093	-18.6%	-	-
Computer peripherals	119,360	-	-	120,543	244,911	495,676	-1.0%	-	-
Business information products	3,872	-	-	4,751	9,711	19,420	-18.5%	-	-

Cameras	74,971	-	-	84,963	225,428	390,768	-11.8%	-	-

Optical and other products	15,113	-	-	14,098	27,984	57,211	+7.2%	-	-

Total	286,120	610,751	1,196,200	313,805	694,219	1,336,168	-8.8%	-12.0%	-10.5%

Europe
Business machines	231,460	-	-	244,203	543,342	1,067,998	-5.2%	-	-

Office imaging products	84,121	-	-	93,568	215,871	423,925	-10.1%	-	-
Computer peripherals	143,541	-	-	146,939	318,053	626,236	-2.3%	-	-
Business information products	3,798	-	-	3,696	9,418	17,837	+2.8%	-	-

Cameras	75,444	-	-	85,167	211,856	388,651	-11.4%	-	-

Optical and other products	9,751	-	-	9,548	21,709	42,637	+2.1%	-	-

Total	316,655	678,476	1,395,100	338,918	776,907	1,499,286	-6.6%	-12.7%	-6.9%

Other areas
Business machines	85,108	-	-	79,545	170,991	342,821	+7.0%	-	-

Office imaging products	25,293	-	-	27,155	55,258	109,224	-6.9%	-	-
Computer peripherals	58,819	-	-	51,444	113,655	229,385	+14.3%	-	-
Business information products	996	-	-	946	2,078	4,212	+5.3%	-	-

Cameras	66,304	-	-	61,091	118,800	223,352	+8.5%	-	-

Optical and other products	34,831	-	-	38,799	64,420	132,132	-10.2%	-	-

Total	186,243	394,640	759,400	179,435	354,211	698,305	+3.8%	+11.4%	+8.7%

Total
Business machines	651,002	1,324,706	2,713,700	685,780	1,488,955	2,935,542	-5.1%	-11.0%	-7.6%

Office imaging products	269,816	562,501	1,161,600	305,715	658,360	1,290,788	-11.7%	-14.6%	-10.0%
Computer peripherals	360,649	717,039	1,460,200	355,962	776,824	1,537,511	+1.3%	-7.7%	-5.0%
Business information products	20,537	45,166	91,900	24,103	53,771	107,243	-14.8%	-16.0%	-14.3%

Cameras	249,774	593,889	1,123,300	267,987	633,089	1,152,663	-6.8%	-6.2%	-2.5%

Optical and other products	85,213	217,973	413,000	97,056	192,578	393,141	-12.2%	+13.2%	+5.1%

Total	985,989	2,136,568	4,250,000	1,050,823	2,314,622	4,481,346	-6.2%	-7.7%	-5.2%

(P)=Projection

- S1 -

2. SEGMENT INFORMATION BY PRODUCT	Canon Inc. (Millions of yen)

	2008			2007			Change year over year
	3rd quarter	2nd half (P)	Year	3rd quarter	2nd half	Year	3rd quarter	2nd half	Year
			(P)

Business machines
Unaffiliated customers	651,002	1,324,706	2,713,700	685,780	1,488,955	2,935,542	-5.1%	-11.0%	-7.6%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	651,002	1,324,706	2,713,700	685,780	1,488,955	2,935,542	-5.1%	-11.0%	-7.6%

Operating profit	134,020	242,762	545,800	152,371	314,790	650,261	-12.0%	-22.9%	-16.1%
% of sales	20.6%	18.3%	20.1%	22.2%	21.1%	22.2%	-	-	-

Cameras
Unaffiliated customers	249,774	593,889	1,123,300	267,987	633,089	1,152,663	-6.8%	-6.2%	-2.5%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	249,774	593,889	1,123,300	267,987	633,089	1,152,663	-6.8%	-6.2%	-2.5%

Operating profit	45,088	115,315	227,900	76,856	170,123	307,426	-41.3%	-32.2%	-25.9%
% of sales	18.1%	19.4%	20.3%	28.7%	26.9%	26.7%	-	-	-

Optical and other products
Unaffiliated customers	85,213	217,973	413,000	97,056	192,578	393,141	-12.2%	+13.2%	+5.1%
Intersegment	61,447	113,283	235,200	65,361	130,742	238,659	-6.0%	-13.4%	-1.4%

Total sales	146,660	331,256	648,200	162,417	323,320	631,800	-9.7%	+2.5%	+2.6%

Operating profit	3,454	4,983	10,500	2,350	(305)	21,080	+47.0%	-	-50.2%
% of sales	2.4%	1.5%	1.6%	1.4%	-0.1%	3.3%	-	-	-

Corporate and Eliminations
Unaffiliated customers	-	-	-	-	-	-	-	-	-
Intersegment	(61,447)	(113,283)	(235,200)	(65,361)	(130,742)	(238,659)	-	-	-

Total sales	(61,447)	(113,283)	(235,200)	(65,361)	(130,742)	(238,659)	-	-	-

Operating profit	(53,296)	(114,043)	(204,200)	(57,356)	(116,811)	(222,094)	-	-	-

Consolidated
Unaffiliated customers	985,989	2,136,568	4,250,000	1,050,823	2,314,622	4,481,346	-6.2%	-7.7%	-5.2%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	985,989	2,136,568	4,250,000	1,050,823	2,314,622	4,481,346	-6.2%	-7.7%	-5.2%

Operating profit	129,266	249,017	580,000	174,221	367,797	756,673	-25.8%	-32.3%	-23.3%
% of sales	13.1%	11.7%	13.6%	16.6%	15.9%	16.9%	-	-	-

(P)=Projection

3. OTHER INCOME / DEDUCTIONS								(Millions of yen)

	2008			2007			Change year over year
	3rd quarter	2nd half (P)	Year	3rd quarter	2nd half	Year	3rd quarter	2nd half	Year
			(P)

Interest and dividend, net	4,617	7,697	18,000	7,783	14,776	31,348	(3,166)	(7,079)	(13,348)
Forex gain / loss	(9,030)	(4,286)	(9,400)	(20,388)	(21,423)	(31,943)	+11,358	+17,137	+22,543
Equity earnings / loss of affiliated companies	(509)	(2,347)	(3,400)	200	349	5,634	(709)	(2,696)	(9,034)
Other, net	645	674	4,800	511	748	6,676	+134	(74)	(1,876)

Total	(4,277)	1,738	10,000	(11,894)	(5,550)	11,715	+7,617	+7,288	(1,715)

(P)=Projection

- S2 -

4. SALES COMPOSITION BY PRODUCT	Canon Inc.

	2008			2007
	3rd quarter	2nd half (P)	Year	3rd quarter	2nd half	Year
			(P)

Office imaging products
Monochrome copying machines	41%	39%	41%	44%	43%	45%
Color copying machines	38%	39%	37%	35%	36%	35%
Others	21%	22%	22%	21%	21%	20%

Computer peripherals
Laser beam printers	75%	70%	72%	74%	71%	73%
Inkjet printers	24%	29%	27%	25%	28%	26%
Others	1%	1%	1%	1%	1%	1%

Business information products
Personal computers	60%	60%	60%	61%	62%	62%
Others	40%	40%	40%	39%	38%	38%

Cameras
Digital cameras	74%	76%	75%	75%	77%	76%
Video cameras	10%	9%	9%	8%	8%	8%
Interchangeable lenses and others	16%	15%	16%	17%	15%	16%

Optical and other products
Semiconductor production equipment	35%	46%	46%	42%	43%	46%
Others	65%	54%	54%	58%	57%	54%

(P)=Projection

* Figures related to analog personal copying machines, which were included in “Monochrome copying machines” of “Office imaging products,” are now included in “Others” of “Office imaging products.” Past figures have been reclassified to conform with the new presentation.

* The segment previously named “Film cameras / Lenses” is now named “Interchangeable lenses and others.”

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

	2008
	3rd quarter	2nd half (P)	Year
			(P)

Business machines
Japan	-6.0%	-	-
Overseas	+1.3%	-	-

Total	-0.3%	-3.2%	-0.4%

Cameras
Japan	-10.1%	-	-
Overseas	-0.9%	-	-

Total	-2.2%	+3.4%	+5.9%

Optical and other products
Japan	-26.3%	-	-
Overseas	-1.9%	-	-

Total	-10.6%	+16.8%	+8.4%

Total
Japan	-9.9%	-7.5%	-5.1%
Overseas	+0.4%	+2.3%	+3.9%
Americas	-0.3%	-1.9%	+1.2%
Europe	-4.3%	-2.4%	-0.5%
Other areas	+10.6%	+21.0%	+18.6%

Total	-1.7%	+0.3%	+2.0%

			(P)=Projection

- S3 -

6. PROFITABILITY					Canon Inc.

	2008		2007
	1st -3rd quarter	Year (P)	1st-3rd quarter	Year

ROE	13.5%	12.7%	16.6%	16.5%

ROA	9.0%	8.5%	10.9%	10.8%

				(P)=Projection
7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen)

	2008			2007
	3rd quarter	2nd half (P)	Year (P)	3rd quarter	Year

Yen/US$	107.61	103.49	104.07	117.67	117.50
Yen/Euro	161.29	146.08	153.23	161.82	161.41

					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)

	2008
	3rd quarter	Year (P)

US$	(30.3)	(210.1)
Euro	(0.8)	(59.6)
Other currencies	(1.1)	(8.6)

Total	(32.2)	(278.3)

		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2008
	4th quarter (P)

On sales
US$	4.6
Euro	2.2

On operating profit
US$	2.6
Euro	1.7

	(P)=Projection
8. STATEMENTS OF CASH FLOWS				(Millions of yen)

	2008		2007
	3rd quarter	Year (P)	3rd quarter	Year

Net cash provided by operating activities
Net income	83,041	375,000	105,304	488,332
Depreciation and amortization	89,221	360,000	92,202	341,694
Other, net	(72,425)	(75,000)	(75,201)	9,243

Total	99,837	660,000	122,305	839,269

Net cash used in investing activities	(96,082)	(485,000)	(131,607)	(432,485)

Free cash flow	3,755	175,000	(9,302)	406,784

Net cash used in financing activities	(107,003)	(225,000)	(322,895)	(604,383)

Effect of exchange rate changes on cash and cash equivalents	(25,828)	(94,500)	(10,224)	(13,564)

Net change in cash and cash equivalents	(129,076)	(144,500)	(342,421)	(211,163)

Cash and cash equivalents at end of period	737,319	800,000	766,307	944,463

				(P)=Projection

- S4 -

9. R&D EXPENDITURE			(Millions of yen)		Canon Inc.
	2008		2007
	3rd quarter	Year (P)	3rd quarter	Year

Business machines	28,062	-	27,929	122,570
Cameras	11,146	-	10,946	44,304
Optical and other products	47,463	-	51,139	201,387

Total	86,671	365,000	90,014	368,261

% of sales	8.8%	8.6%	8.6%	8.2%

				(P)=Projection
10. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

(Millions of yen)
	2008		2007
	3rd quarter	Year (P)	3rd quarter	Year
Capital expenditure	101,356	410,000	136,347	428,549
Depreciation and amortization	89,221	360,000	92,202	341,694
(P)=Projection
11. INVENTORIES

(1) Inventories	(Millions of yen)
	2008	2007	Difference
	Sep.30	Dec.31
Business machines	298,038	277,444	+20,594
Cameras	156,979	107,406	+49,573
Optical and other products	209,061	178,624	+30,437

Total	664,078	563,474	+100,604

(2) Inventories/Sales* (Days)

	2008	2007	Difference
	Sep.30	Dec.31
Business machines	40	34	+6
Cameras	51	31	+20
Optical and other products	208	169	+39
Total	58	44	+14

*Index based on the previous six months sales.
12. DEBT RATIO

	2008	2007	Difference
	Sep.30	Dec.31
Total debt / Total assets	0.4%	0.6%	-0.2%

13. OVERSEAS PRODUCTION RATIO

	2008	2007
	1st-3rd quarter	Year
Overseas production ratio	40%	40%

14. NUMBER OF EMPLOYEES

	2008	2007	Difference
	Sep.30	Dec.31
Japan	60,127	55,227	+4,900
Overseas	88,778	76,125	+12,653

Total	148,905	131,352	+17,553

- S5 -